RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-189888

The information in this terms supplement is not complete and may be changed.

Preliminary Pricing Supplement
Subject to Completion:
Dated April 4, 2014

To Pricing Supplement Dated April __, to the Product Prospectus
Supplement ERN-EI-1 Dated July 25, 2013, Prospectus Supplement
Dated July 23, 2013, and Prospectus, Dated July 23, 2013
$ ___________ Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017 Royal Bank of Canada

Royal Bank of Canada is offering the Autocallable Barrier Notes (the “Notes”) linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index (each, an “Index” and together, the “Indices”).

The CUSIP number for the Notes is 78010UVG9. The Notes will be automatically called at the applicable Call Amount if the closing level of each Index on any Observation Date is greater than or equal to its Initial Level. If your Notes are not called and the Percentage Change of the Worst Performing Index (each as defined below) is less than -30%, you will receive an amount at maturity that is proportionate to the decrease in the Worst Performing Index over the term of the Notes, and you may lose up to 100% of your initial investment.

Call Amounts: [$1,092.50 to $1,100.00] if called in April 2015, [$1,185.00 to $1,200.00] if called in April 2016, and [$1,277.50 to $1,300.00] if called on the Valuation Date.

The Notes do not pay interest. Any payments on the Notes are subject to our credit risk.

Issue Date: April 30, 2014

Maturity Date: April 28, 2017

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated July 25, 2013, and “Selected Risk Considerations” beginning on page P-8 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	2.00%	$
Proceeds to Royal Bank of Canada	98.00%	$

The initial estimated value of the Notes as of the date of this terms supplement is $951.91 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $931.91 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $20 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series F

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	The S&P 500® Index (Bloomberg ticker: SPX) (the “SPX”) and the EURO STOXX 50® Index (Bloomberg ticker: SX5E) (the “SX5E”)

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

CUSIP:	78010UVG9

Pricing Date:	April 25, 2014

Issue Date:	April 30, 2014

Observation Dates:
April 27, 2015, April 25, 2016, and the Valuation Date. The Observation Dates are subject to postponement if a market disruption event occurs, as described in “Additional Terms of the Notes—Market Disruption Events and Other Events” below.

Valuation Date:	April 25, 2017

Maturity Date:	April 28, 2017, subject to extension for market and other disruptions, as described in the product prospectus supplement dated July 25, 2013.

Term:	Approximately three (3) years

Automatic Call:
The Notes will be automatically called on any Observation Date if the Observation Level of each Index on that Observation Date is greater than or equal to its Initial Level. If the Notes are called, the investor will receive the applicable Call Amount on the applicable Call Settlement Date.

If the Observation Level of one or both Indices on an Observation Date is below its Initial Level, then the Notes will not be called.

Call Amounts (per Note):
[$1,092.50 to $1,100.00] if called on the first Observation Date

[$1,185.00 to $1,200.00] if called on the second Observation Date

[$1,277.50 to $1,300.00] if called on the Valuation Date

The Call Amounts will be determined on the Pricing Date, and will be set forth in the final pricing supplement relating to the Notes.

Call Settlement Dates:
If the Notes are called, the applicable Call Amount will be paid on April 30, 2015, April 28, 2016, or the maturity date, as applicable. The Call Settlement Dates are subject to postponement in the event of market disruption events, as described in “Additional Terms of the Notes—Market Disruption Events and Other Events” below.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Payment at Maturity (if not called and held to maturity):
If, on the Valuation Date, the Percentage Change of the Worst Performing Index is less than 0%, but not by more than the Barrier Percentage (that is, the Percentage Change of the Worst Performing Index is between 0% and -30%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Percentage Change of the Worst Performing Index is negative, by more than the Barrier Percentage (that is, the Percentage Change of the Worst Performing Index is between -30.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Index)

In this case, you will lose all or a portion of the principal amount of the Notes.

Worst Performing Index:	The Index with the largest percentage decrease from its Initial Level to its Final Level.

Percentage Change:	The Percentage Change with respect to each Index, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	For each Index, its closing level on the Pricing Date.

Observation Level:	With respect to each Index, its closing level on the applicable Observation Date.

Final Level:	With respect to each Index, its closing level on the Valuation Date.

Barrier Percentage:	30%

Barrier Level:	With respect to each Index, 70% of its Initial Level.

Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Level of the Worst Performing Index is less than its Barrier Level.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion herein under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated July 23, 2013).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated July 25, 2013, as modified by this terms supplement.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement ERN-EI-1 dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004079/a724130424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only. The hypothetical Observation Levels of the Indices used to illustrate the calculation of the payment on the Notes are not estimates or forecasts of any Observation Level or the level of either Index on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a hypothetical Initial Level of 100.00 for each Index, the Barrier Percentage of 30% (the Barrier Level for each Index is 70% of the applicable Initial Level), a Call Amount of 9.625% per annum (the midpoint of the Call Amount range of 9.25% to 10.00% per annum), and that no market disruption event occurs on any Observation Date.

	Notes Are Called on an Observation Date						Notes Are Not Called on Any Observation Date
	Example 1		Example 2		Example 3		Example 4		Example 5
	SPX	SX5E	SPX	SX5E	SPX	SX5E	SPX	SX5E	SPX	SX5E
Initial Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Barrier Levels	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Observation Levels /Percentage Changes on the First Observation Date	120.00/ 20.00%	125.00/ 25.00%	90.00/ -10.00%	105.00/ 5.00%	90.00/ -10.00%	105.00/ 5.00%	88.00/ -12.00%	105.00/ 5.00%	105.00/ 5.00%	90.00/ -10.00%
Observation Levels /Percentage Changes on the Second Observation Date	N/A	N/A	120.00/ 20.00%	125.00/ 25.00%	85.00/ -15.00%	120.00/ 20.00%	78.00/ -22.00%	120.00/ 20.00%	95.00/ -5.00%	110.00/ 10.00%
Observation Levels /Percentage Changes on the Final Observation Date	N/A	N/A	N/A	N/A	135.00/ 35.00%	150.00/ 50.00%	85.00/ -15.00%	130.00/ 30.00%	60.00/ -40.00%	120.00/ 20.00%
Return of the Notes	9.625%		19.250%		28.875%		0.000%		-40.000%
Call Amount or Payment at Maturity per Note	$1,096.25		$1,192.50		$1,288.75		$1,000.00		$600.00

Notes Are Called on an Observation Date

The Notes will be called at the applicable Call Amount if the Observation Level of each Index is greater than or equal to its Initial Level. After the Notes are called, they will no longer remain outstanding and there will not be any further payments on the Notes.

Example 1 – The Observation Level of each Index on the first Observation Date is greater than its Initial Level. Therefore, the Notes will be called at $1,096.25 per Note, a 9.625% return.

Example 2 – On the first Observation Date, although the Observation Level of the SX5E is greater than its Initial Level, the Observation Level of the SPX is below its Initial Level. Therefore, the Notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Index is greater than its Initial Level. Therefore, the Notes will be called at $1,192.50 per Note, a 19.250% return.

Example 3 – On the first and second Observation Dates, although the Observation Levels of the SX5E are greater than its Initial Level, the Observation Levels of the SPX are below its Initial Level. Therefore, the Notes will not be called on the first or second Observation Date. On the third and final Observation Date, the Observation Level of each Index is greater than its Initial Level. Therefore, the Notes will be called at $1,288.75 per Note, a 28.875% return.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Notes Are Not Called on Any Observation Date

Example 4 – The Notes are not called on any Observation Date because the Observation Level of at least one Index is below its Initial Level on each Observation Date (including the final Observation Date).  Because the Percentage Change of the Worst Performing Index is greater than -30%, the Payment at Maturity will be the principal amount of $1,000.00 per Note, a 0.000% return.

Example 5 – The Notes are not called on any Observation Date because the Observation Level of at least one Index is below its Initial Level on each Observation Date (including the final Observation Date).  The SPX is the Worst Performing Index and its Percentage Change is -40.00%. Therefore, the Payment at Maturity will be $600.00 per Note, a -40.000% return, calculated as follows:

$1,000 + ($1,000 x -40%) = $600.00

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the securities included in the Indices.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if the Notes are not called on any Observation Date and the Final Level of the Worst Performing Index is less than its Barrier Level.  You will lose 1% of the principal amount for each 1% that the Percentage Change of the Worst Performing Index is below its Initial Level by more than 30%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.

•
Your Payment on the Notes Will Be Determined by Reference to Each Index Individually, Not to a Basket, and if the Notes Are Not Called, the Payment at Maturity Will Be Based on the Performance of the Worst Performing Index – Whether the Notes will be called and your Payment at Maturity will be determined by reference to the performance of each Index. On any Observation Date, if the Observation Level of one Index is less than its Initial Level, the Notes will not be called even if the Observation Level of the other Index is greater than its Initial Level. In addition, if your Notes are not called, the Payment at Maturity will be determined only by reference to the performance of the Worst Performing Index, regardless of the performance of the other Index. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components.  For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each Index would not be combined, and the depreciation of either Index would not be mitigated by any appreciation of the other Index.  Instead, if the Notes are not called, your return will depend solely on the Final Level of the Worst Performing Index.

•
Your Potential Return Is Limited by the Automatic Call Feature and the Applicable Call Amount – The return potential of the Notes is limited to the applicable Call Amount, regardless of the appreciation of either Index. Further, if the Notes are called early, you will not receive any further payments on the Notes. Since the Notes could be called as early as April 27, 2015, the total return on the Notes could be limited. As a result, the return on an investment in the Notes could be less than the return on a security directly linked to the positive performance of the Indices or a direct investment in the securities included in the Indices.

•
Reinvestment Risk – If your Notes are called early, the term of the Notes may be as short as approximately one year. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are called prior to the Maturity Date.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of any amount due on the Notes is dependent upon Royal Bank’s ability to repay its obligations on the applicable payment date.  This will be the case even if the levels of the Indices increase after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

•
You Will Not Have Any Rights to the Securities Included in the Indices – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Indices would have.  The Observation Levels will not reflect any dividends paid on the securities included in the Indices.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the levels of the Indices, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

•
Market Disruption Events and Adjustments – The payment on the Notes and the Observation Dates are subject to adjustment as described in this terms supplement and the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

ADDITIONAL TERMS OF THE NOTES

Market Disruption Events and Other Events

For either Index (an “Affected Index”), if (i) a Market Disruption Event occurs on an Observation Date or (ii) any scheduled Observation Date is determined by the calculation agent not to be a trading day (any such day in either (i) or (ii) being a “non-calculation day”), the calculation agent will determine the level of each Index for that non-calculation day, and as a result, its Observation Level, as follows:

•	The Observation Level of the Index that is not an Affected Index will be its closing level on that non-calculation day.

•
The Observation Level of the Affected Index will be its closing level on the first trading day following that non-calculation day on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the tenth trading day following that non-calculation day, the Observation Level will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that tenth trading day, regardless of the occurrence or continuation of a market disruption event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Observation Level that would have prevailed in the absence of the market disruption event.

If an Observation Date is postponed, the relevant Call Settlement Date will also be postponed, although not by more than ten trading days.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

INFORMATION REGARDING THE INDICES

All disclosures contained in this terms supplement regarding each Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the index sponsors. Each index sponsor, which owns the copyright and all other rights to the relevant Index, has no obligation to continue to publish, and may discontinue publication of, the relevant Index. The consequences of either index sponsor discontinuing publication of the relevant Index are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of either Index or any successor index.

The SPX

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of March 31, 2014, 391 companies included in the SPX traded on the New York Stock Exchange, and 109 companies included in the SPX traded on The NASDAQ Stock Market. On March 31, 2914, the average market capitalization of the companies included in the SPX was $35.41 billion. As of that date, the largest component of the SPX had a market capitalization of $478.77 billion, and the smallest component of the SPX had a market capitalization of $3.13 billion.

S&P Dow Jones Indices LLC chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P Dow Jones Indices LLC uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P Dow Jones Indices LLC include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of March 31, 2014, indicated in parentheses: Consumer Discretionary (12.1%); Consumer Staples (9.6%); Energy (10.2%); Financials (16.4%); Health Care (13.4%); Industrials (10.7%); Information Technology (18.6%); Materials (3.5%); Telecommunication Services (2.5%); and Utilities (3.0%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.

S&P Dow Jones Indices LLC calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.

Computation of the SPX

While S&P Dow Jones Indices LLC currently employs the following methodology to calculate the SPX, no assurance can be given that S&P Dow Jones Indices LLC will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P Dow Jones Indices LLC began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P Dow Jones Indices LLC’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices LLC would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices LLC would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Historical Information for the S&P 500® Index

The graph below sets forth the information relating to the historical performance of the S&P 500® Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the S&P 500® Index. The information provided in this table is for the four calendar quarters of 2011, 2012 and 2013, the first calendar quarter of 2014, and for the period from April 1, 2014 to April 3, 2014.

We obtained the information regarding the historical performance of the S&P 500® Index in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the S&P 500® Index should not be taken as an indication of its future performance, and no assurance can be given as to any Observation Level of the S&P 500® Index. We cannot give you assurance that the performance of the S&P 500® Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the S&P 500® Index	Low Intra-Day Level of the S&P 500® Index	Period-End Closing Level of the S&P 500® Index

1/1/2011	3/31/2011	1,344.07	1,249.05	1,325.83
4/1/2011	6/30/2011	1,370.58	1,258.07	1,320.64
7/1/2011	9/30/2011	1,356.48	1,101.54	1,131.42
10/1/2011	12/31/2011	1,292.66	1,074.77	1,257.60

1/1/2012	3/31/2012	1,419.15	1,258.86	1,408.47
4/1/2012	6/30/2012	1,422.38	1,266.74	1,362.16
7/1/2012	9/27/2012	1,474.51	1,325.41	1,440.67
10/1/2012	12/31/2012	1,470.96	1,343.35	1,426.19

1/1/2013	3/31/2013	1,570.28	1,426.19	1,569.19
4/1/2013	6/30/2013	1,687.18	1,536.03	1,606.28
7/1/2013	9/30/2013	1,729.86	1,604.57	1,681.55
10/1/2013	12/31/2013	1,849.44	1,646.47	1,848.36

1/1/2014	3/31/2014	1,883.97	1,737.92	1,872.34
4/1/2014	4/3/2014	1,893.17	1,873.96	1,888.77
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

The SX5E

The SX5E was created by STOXX, as a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the SX5E began in February 1998, based on an initial level of 1,000 at December 31, 1991.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXX Total Market Index.  Additional information about the SX5E is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this term sheet.

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the SX5E are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final Index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index components are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The SX5E is composed of 50 component stocks of market sector leaders from within the EURO STOXX® supersector indices, which includes stocks selected from the Eurozone portion of the STOXX Europe 600® supersector indices. The component stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Index Composition and Maintenance

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is subject to a “fast exit rule.”  The index components are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the SX5E if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not an index component will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The SX5E is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the index composition are immediately reviewed.  Any changes are announced, implemented, and much effective in line with the type of corporate action and the magnitude of the effect.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

Index =       free float market capitalization of the index at the time

                                    divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor, weighting cap factor, and the exchange rate from local currency into the index currency for the component company as of the time that the SX5E is being calculated.

The divisor of the SX5E is adjusted to maintain the continuity of the SX5E’s values across changes due to corporate actions, such as cash dividends, rights offerings, stock dividends from treasury shares, repurchases of shares and self tender, and spin-offs.

License Agreement

Royal Bank of Canada has entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the SX5E in connection with the issuance of certain securities, including the Notes.

STOXX has no relationship to Royal Bank of Canada, other than the licensing of the SX5E and its service marks for use in connection with the Notes.

STOXX does not:

▪	sponsor, endorse, sell or promote the Notes.

▪	recommend that any person invest in the Notes or any other financial products.

▪	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

▪	have any responsibility or liability for the administration, management or marketing of the Notes.

▪	consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX will not have any liability in connection with the Notes.  Specifically, STOXX does not make any warranty, express or implied, and STOXX disclaims any warranty about:

•	the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	the accuracy or completeness of the SX5E or its data;

•	the merchantability and the fitness for a particular purpose or use of the SX5E or its data;

•	any errors, omissions or interruptions in the SX5E or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing relating to the use of the SX5E and trademark referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank, and not for any other third parties.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

Historical Information for the EURO STOXX 50® Index

The graph below sets forth the information relating to the historical performance of the EURO STOXX 50® Index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the EURO STOXX 50® Index. The information provided in this table is for the four calendar quarters of 2011, 2012 and 2013, the first calendar quarter of 2014, and for the period from April 1, 2014 to April 3, 2014.

We obtained the information regarding the historical performance of the EURO STOXX 50® Index in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the EURO STOXX 50® Index should not be taken as an indication of its future performance, and no assurance can be given as to any Observation Level of the EURO STOXX 50® Index. We cannot give you assurance that the performance of the EURO STOXX 50® Index will result in any positive return on your initial investment.

Period- Start Date	Period- End Date	High Intra-Day Level of the EURO STOXX 50® Index	Low Intra-Day Level of the EURO STOXX 50® Index	Period-End Closing Level of the EURO STOXX 50® Index

1/1/2011	3/31/2011	3,077.24	2,717.74	2,910.91
4/1/2011	6/30/2011	3,029.68	2,692.95	2,848.53
7/1/2011	9/30/2011	2,887.30	1,935.89	2,179.66
10/1/2011	12/31/2011	2,506.22	2,054.98	2,316.55

1/01/2012	3/31/2012	2,611.42	2,279.73	2,477.28
4/1/2012	6/30/2012	2,509.93	2,050.16	2,264.72
7/1/2012	9/30/2012	2,604.77	2,142.46	2,454.26
10/1/2012	12/31/2012	2,668.23	2,427.32	2,635.93

1/1/2013	3/31/2013	2,754.80	2,563.64	2,624.02
4/1/2013	6/30/2013	2,851.48	2,494.54	2,622.62
7/1/2013	9/30/2013	2,955.47	2,539.15	2,893.15
10/1/2013	12/31/2013	3,116.23	2,891.39	3,109.00

1/1/2014	3/31/2014	3,185.68	2,944.13	3,161.60
4/1/2014	4/3/2014	3,220.30	3,169.06	3,206.76
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under proposed Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the securities, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments or deemed payments made on the securities on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about April 30, 2014, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Indices.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index, Due April 28, 2017

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatilities of the Indices, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

RBC Capital Markets, LLC

RBC Capital Markets®
EQUITY INDEX LINKED NOTE I RBC STRUCTURED NOTES GROUP
Autocallable Barrier Notes Linked to the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index Due April 28, 2017

INVESTMENT THESIS

•
The notes will be automatically called at the applicable Call Amount (to be determined on the Pricing Date) if the closing price of each Index on any annual Observation Date is greater than or equal to its Initial Level.

•	Subject to a one-for-one loss of the principal amount for any percentage decrease in the level of the Worst Performing Index if its Final Level is below its Initial Level by more than 30%.

PRELIMINARY KEY TERMS

•	Reference Asset: The S&P 500® Index (SPX) and the EURO STOXX 50® Index (SX5E)
•
Call Amounts: For each note, the principal amount plus a coupon of [9.25% to 10.00%], [18.50% to 20.00%], or [27.25% to 30.00%], if called on the first, second, or final Observation Date, respectively.

•	Barrier Percentage: 30%
•	Percentage Change: Final Level - Initial Level Initial Level

KEY RISK FACTORS

•	The notes are subject to Royal Bank of Canada’s credit risk.
•	The notes are not principal protected.
•	Your return on the notes is limited to the applicable Call Amount.
•	Your notes are likely to have limited liquidity.

TAX

•	Each investor will agree to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes, as described in more detail in the product prospectus supplement.

ORDER DEADLINE

•	RBCCM will accept orders to purchase the notes until April 24, 2014.

CUSIP: 78010UVG9	I	PRICING DATE: April 25, 2014	I	ISSUE DATE: April 30, 2014
IRS Circular 230 Notice:  To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.